Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179

Morgan Stanley & Co. LLC
1585 Broadway
New York, New York 10036

April 8, 2022

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Liz Packebusch

Re:	Excelerate Energy, Inc.
Registration Statement on Form S-1
Registration File No. 333-262065

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Excelerate Energy, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 4:00 p.m., Eastern Time, on April 12, 2022 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, may orally request via telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that approximately 2700 copies of the preliminary prospectus included in the above-named Registration Statement, as amended, were distributed through the date hereof, to prospective underwriters, institutions, dealers and others.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

  Very truly yours,

By:	Barclays Capital Inc.

By:	/s/ Amit Chandra
	Name:	Amit Chandra
	Title:	Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Lucy Brash
	Name:	Lucy Brash
	Title:	Executive Director

By:	Morgan Stanley & Co. LLC

By:	/s/ Mauricio Dominguez
	Name:	Mauricio Dominguez
	Title:	Vice President